UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

RED ROBIN GOURMET BURGERS, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

75689M 10 1 (CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75689M10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Skylark Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 1,958,673 shares of common stock[1] 6. Shared Voting Power 7. Sole Dispositive Power 1,958,673 shares of common stock[1] 8. Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,958,673 shares of common stock[1]

1Skylark Co., Ltd. holds directly 1,603,448 shares of common stock of Red Robin Gourmet Burgers, Inc. The remaining 355,225 shares of common stock are held indirectly by Skylark Co., Ltd. through Hibari Guam Corporation, an indirect wholly owned subsidiary of Skylark Co., Ltd.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 13.0%[2]

12.	Type of Reporting Person (See Instructions) CO

2Skylark Co., Ltd. holds directly approximately 10.6% of the outstanding shares of common stock of Red Robin Gourmet Burgers, Inc. The remaining 2.4% are held indirectly by Skylark Co., Ltd. through Hibari Guam Corporation, an indirect wholly owned subsidiary of Skylark Co., Ltd.

3

ITEM 1

(a)	NAME OF ISSUER:

Red Robin Gourmet Burgers, Inc.

(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

5575 DTC Parkway, Suite 110, Greenwood Village, Colorado 80111

ITEM 2

(a)	NAME OF PERSON FILING:

Skylark Co., Ltd.

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

Shacho-Shitsu Branch, 16 th Floor, Shinjuku Green Tower, 6-14-1 Nishi Shinjuku, Shinjuku, Tokyo 160-0023 Japan

(c)	CITIZENSHIP:

Japan

(d)	TITLE OF CLASS OF SECURITIES:

Common Stock

(e)	CUSIP NUMBER:

75689M 10 1

ITEM 3	IF THIS STATEMENT IF FILED PURSUANT TO §§240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4	OWNERSHIP:

(a)	Amount beneficially owned: 1,958,673 (see cover page)

(b)	Percent of class: 13.0% (see cover page)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,958,673 (see cover page)

4

(ii)	Shared power to vote or direct the vote: N/A

(iii)	Sole power to dispose or to direct the disposition of: 1,958,673 (see cover page)

(iv)	Shared power to dispose or to direct the disposition of: N/A

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable.

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

Not applicable.

ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

ITEM 9	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10	CERTIFICATION:

Not applicable.

5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

DATE:            February 10, 2003

SKYLARK CO., LTD., a Japan corporation

By:	/s/ Yasutaka Ito
Yasutaka Ito President Director

6